Exhibit 28 (d)(3) under Form N-1A

Exhibit 10 under Item 601/Reg. S-K

Amendment #1

to the

Investment Advisory Contract

Federated High Income Bond Fund, Inc.

This Amendment #1 to the Investment Advisory Contract between Federated Investment Management Company and Federated High Income Bond Fund, Inc. approved at a board meeting on November 17, 2016, shall become effective on

December 30, 2016.

For all services rendered by Adviser hereunder, the Company shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, a net investment advisory fee equal to 0.50% of 1% of the average daily net assets of the Company.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.50% of 1% applied to the daily net assets of the Company.

The net advisory fee shall be paid to Adviser daily.

Witness the due executition hereof this 1st day of December, 2016.

Federated High Income Bond Fund, Inc.

By:__/J. Christopher Donahue

Name: J. Christopher Donahue

Title: President

Federated Invesment Management Company

By:_/s/ John B. Fisher

Name: John B. Fisher

Title: President